September 4, 2024

David Steinberg
Chief Executive Officer
Zeta Global Holdings Corp.
3 Park Ave, 33rd Floor
New York, NY 10016

       Re: Zeta Global Holdings Corp.
           Definitive Proxy Statement on Schedule 14A
           Filed April 26, 2024
           File No. 001-40464
Dear David Steinberg:

      We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comment(s).

       Please respond to this letter by providing the requested information and/or confirming that you will revise your future proxy disclosures in accordance with the topics discussed below. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Definitive Proxy Statement on Schedule 14A
Pay Versus Performance, page 40

1.     We note that you have included Adjusted EBITDA as your Company-Selected
Measure
       pursuant to Item 402(v)(2)(vi) of Regulation S-K, and note the graph titled "Zeta Adjusted
       EBITDA vs. Compensation Actually Paid." We also note that the y-axis of such graph is labeled "Non-GAAP Operating Income (Loss)." Please tell us whether Adjusted EBITDA and Non-GAAP Operating Income (Loss) are the same measure, and ensure to consistently identify your Company-Selected Measure in future filings.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 September 4, 2024
Page 2

       Please contact Conlon Danberg at 202-551-4466 or Laura Nicholson at 202-551-3584
with any questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Disclosure Review
Program